Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278644

Prospectus Supplement No. 1 to Prospectus dated June 5, 2024

ESGL HOLDINGS LIMITED

10,000,000 Ordinary Shares

This Prospectus Supplement No. 1 (this “Supplement”) relates to the prospectus of ESGL Holdings Limited, dated June 5, 2024 (the “Prospectus”), relating to the resale from time to time by the selling shareholder named in the Prospectus (the “Selling Shareholder”), of up to 10,000,000 of our ordinary shares, $0.0001 par value per share (the “Ordinary Shares”). This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Supplement supersedes the information contained in the Prospectus, and may not be delivered without the Prospectus.

This Supplement is being filed to include the information set forth in the Form 6-K filed by us with the Securities and Exchange Commission on September 23, 2024.

Our Ordinary Shares are listed on Nasdaq Capital Market under the symbol “ESGL”. On October 4, 2024, the last reported sales price of our Ordinary Shares was $2.02 per share.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is October 6, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 2024

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is a press release dated September 20, 2024, announcing the financial and operating results of ESGL Holdings Limited (the “Company”) for the first half of 2024, which have not been audited or reviewed by the Company’s independent registered accounting firm.

Exhibits

Exhibit No.	Description

99.1	Press Release dated September 20, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

		By:	/s/ Ho Shian Ching
		Name:	Ho Shian Ching
		Title:	Chief Financial Officer

Dated:	September 23, 2024

Exhibit 99.1

For Immediate Release

ESGL HOLDINGS LIMITED REPORTS FIRST HALF 2024 FINANCIAL RESULTS

OPERATING SUBSIDIARY ACHIEVES FIRST PROFITABLE HALF YEAR, OPTIMISTIC OUTLOOK FOR SECOND HALF

Singapore – September 20, 2024 – ESGL Holdings Limited (NASDAQ: ESGL) (“ESGL” or the “Company”), a leading carbon neutral, innovative enviro-tech company regenerating industrial waste into circular products, today announced its financial results for the six-month period ended June 30, 2024.

First Half 2024 Highlights:

●	First-Time Subsidiary Profitability: ESGL’s operating subsidiary posted its first-ever profitable half-year, a significant milestone compared to the loss recorded in first half of 2023.
●	Revenue Growth: Revenue for the first half of 2024 increased to US$3.49 million, a 2.8% improvement from the prior year, despite regulatory challenges and volatility in waste volumes.
●	Significant Reduction in Losses: Loss before taxation improved by 45.3%, reduced from US$590,000 in the first half of 2023 to US$322,000, driven by strict cost management and operational efficiencies.
●	Logistics Cost Savings: Logistics costs were reduced by US$527,000, a 66.6% decrease year-on-year, significantly improving the Company’s cost base.

Operational and Segment Performance:

●	Solid Waste Thermal Processing Solutions: Revenue grew by 8.15%, underpinned by the collection of new waste types and the expansion of the Company’s customer base.
●	Liquid Waste Synthesis Solutions: Revenue in this segment declined by 45.8% due to the regulatory impact on a key customer. However, the Company expects recovery in the second half of 2024.
●	Circular Products Sales: Sales declined by 39.1% due to lower demand for base metals, though the Company remains optimistic about improving market conditions.
●	Other Income: Foreign exchange gains contributed to a US$93,000 increase in other income, reflecting favorable currency movements.

Outlook for the Second Half of 2024:

ESGL is optimistic about its performance in the second half of 2024, driven by a focus on expanding its solid hazardous waste customer base and regaining liquid hazardous waste volume, while maintaining operational efficiency and achieving cost savings. Additionally, the Company is actively working to renew long-term contracts with key clients to sustain and enhance profitability.

CEO Statement:

Quek Leng Chuang, Chief Executive Officer and Chairman of ESGL, commented:

“We are proud to report that our operating subsidiary has achieved its first profitable half-year. This significant milestone reflects the strength of our strategic focus on cost efficiency and operational optimization. As we look toward the second half of 2024, we remain confident in our ability to drive sustained growth across our core segments and continue to build momentum toward long-term profitability.”

About ESGL Holdings Limited

ESGL Holdings Limited is a Singapore-based carbon-neutral enviro-tech company dedicated to transforming industrial waste into circular products. With a commitment to sustainable waste management solutions, ESGL is a leading player in the environmental solutions industry. ESGL conducts all its operations through its operating subsidiary incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

Investor Relations Contact:

ESGL Holdings Limited

Investor Relations Department

Email: ir@esgl.asia

Phone: +65 6653 2299

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding anticipated future financial and operating performance and results, including estimates for growth, gross margins, adjusted EBITDA, potential regional expansion, development of new products, partnerships, customer relationships, demand for waste processing, and sales of circular products. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by ESGL and other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

ESGL Holdings Limited

Consolidated Statement of Financial Position

As at June 30, 2024 and December 31, 2023

	June 30, 2024	December 31, 2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	256,501	366,761
Trade and other receivables	985,951	1,032,522
Prepaid forward purchase agreement	-	969
Inventories	78,682	64,184
	1,321,134	1,464,436
Non-current assets
Property, plant and equipment, net	21,043,668	21,786,365
Intangible assets, net	2,475,974	2,381,465
	23,519,642	24,167,830

Total assets	24,840,776	25,632,266

LIABILITIES
Current liabilities
Trade and other payables	5,503,478	6,560,559
Lease liabilities	149,516	192,282
Borrowings	4,672,286	5,666,160
Deferred underwriting fee payable	2,153,125	2,753,125
Tax liabilities	203,020	56,540
	12,681,425	15,228,666

Non-current liabilities
Lease liabilities (non-current)	1,852,343	1,974,524
Borrowings (non-current)	-	112,319
Deferred tax liabilities	298,000	296,000
	2,150,343	2,382,843

Total liabilities	14,831,768	17,611,509

Net assets	10,009,008	8,020,757

EQUITY
Share Capital	11,892	10,892
Accumulated losses	(100,457,352)	(99,985,928)
Other reserves	3,422,799	3,422,799
Share premium reserve	92,183,727	89,725,052
Exchange Reserves	(123,198)	(123,198)
Revaluation Surplus	14,971,140	14,971,140
Total equity	10,009,008	8,020,757

The accompanying notes form an integral part of these consolidated financial statements.

ESGL Holdings Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Financial Periods ended June 30, 2024 and 2023

	June 30, 2024	June 30, 2023
	US$	US$
Revenue	3,487,879	3,394,313

Other income	282,213	189,335

Cost of inventory	(78,366)	(407,291)

Logistics costs	(264,638)	(792,079)

Depreciation of property, plant and equipment	(781,394)	(758,519)

Amortization of intangible assets	(559,340)	(426,515)

Employee benefits expense	(878,320)	(639,060)

Finance expense	(147,128)	(158,912)

Other operating expenses	(1,383,850)	(991,526)
Loss before income tax	(322,944)	(590,254)

Income tax expense	(148,480)	(39,000)

Net loss and comprehensive loss	(471,424)	(629,254)

Loss per share	(0.03)	(0.10)
Weighted average number of shares	14,000,514	6,378,267

The accompanying notes form an integral part of these financial statements.

ESGL Holdings Limited

Consolidated Statement of Changes in Equity for the Financial Periods ended June 30, 2024 and 2023

	Share capital	Revaluation reserve	Exchange reserve	Share premium reserve	Other reserve	Accumulated losses	Total equity
	US$	US$	US$	US$	US$	US$	US$
2023
Beginning of financial year	10,000	15,157,824	(460,481)	-	3,422,799	(5,006,590)	13,123,552
Issuance of new shares	3	-	-	753,587	-	-	753,590
Loss for the year	-	-	-	-	-	(629,254)	(629,254)
Balance as of June 30, 2023	10,003	15,157,824	(460,481)	753,587	3,422,799	(5,635,844)	13,247,888

2024
Beginning of financial year	10,892	14,971,140	(123,198)	89,725,052	3,422,799	(99,985,928)	8,020,757
Issuance of new shares	1,000	-	-	2,458,675	-	-	2,459,675
Loss for the year	-	-	-	-	-	(471,424)	(471,424)
Balance as of June 30, 2024	11,892	14,971,140	(123,198)	92,183,727	3,422,799	(100,457,352)	10,009,008

The accompanying notes form an integral part of these consolidated financial statements.

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Periods ended June 30, 2024 and 2023

	June 30, 2024	June 30, 2023
	US$	US$
Cash flows from operating activities
Loss before income tax	(322,944)	(590,254)

Adjustments for:
- Prepaid forward purchase agreement written-off	969	-
- Depreciation of property, plant and equipment	781,394	758,519
- Amortisation of intangible assets	559,340	426,515
- Interest income	(3)	(12,002)
- Interest expense	147,128	158,912
- Loss/(gain) on disposal of property, plant and equipment	-	1,795
- Foreign exchange adjustment	(191,391)	312,051
	974,493	1,055,536
Changes in operating assets and liabilities:
- Trade and other receivables	40,746	(687,016)
- Inventories	(14,498)	153,252
- Trade and other payables	(1,043,521)	167,205
Net cash (used in)/generated from operating activities	(42,780)	688,977

Cash flows from investing activities
Purchase of property, plant and equipment	(38,697)	(115,334)
Proceeds from disposal of property, plant and equipment	-	1,352
Additions to intangible assets	(653,849)	(633,912)
Interest received	3	12,002
Net cash used in investing activities	(692,543)	(735,892)

Cash flows from financing activities
Proceeds from bank borrowings	747,197	2,246,518
Repayment of bank borrowings	(1,691,453)	(1,831,341)
Shares issuance	2,459,675	753,590
Repayment of underwriting fees	(600,000)	-
Repayments of lease liabilities	(143,228)	(57,718)
Interest paid	(147,128)	(158,912)
Net cash provided by provided by financing activities	625,063	952,137

Net (decrease)/increase in cash and bank balances	(110,260)	905,222

Cash and cash equivalents
Beginning of the financial year	366,761	252,399
End of the financial periods	256,501	1,157,621

The accompanying notes form an integral part of these consolidated financial statements.

1.	General information

ESGL Holdings Limited

ESGL Holdings Limited (“ESGL” or the “Company”) was incorporated in the Cayman Islands on November 18, 2022. Following the successful completion of a business combination on August 3, 2023 (the “Business Combination”), ESGL listed on Nasdaq and became a publicly traded company. ESGL’s stock commenced trading August 4, 2023.

ESGL’s subsidiaries are as follows:

Environmental Solutions Group Holdings Limited (“ESGH”)

Environmental Solutions Group Holdings Limited is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022. The address of its registered office is 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. As a holding company with no material operations of its own, ESGH conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd.

Environmental Solutions Asia Holdings Limited (“ESAH”)

ESAH, a wholly-owned subsidiary of the ESGH, was incorporated on June 29, 2022 and domiciled in the British Virgin Islands with its registered office at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

Environmental Solutions (Asia) Pte. Ltd. (“ESA”)

ESA was incorporated and domiciled in Singapore, with its registered office at 101 Tuas, South Avenue 2, Singapore 637226. ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies.

As ESGL, ESGH, ESAH and ESA (collectively the “Group”) were under common control, the Business Combination constituted a reorganization under common control and are required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares, which have been revised to reflect the effects of the reorganization in accordance with International Financial Reporting Standards (“IFRS”) as of June 30, 2024 and 2023.

Subsidiaries

The consolidated financial statements of the Group include:

		Place of
		incorporation
Name of subsidiary	Principal activities	and business	Effective equity held by the Group
			2024	2023
			%	%
Held by the Company
Environmental Solutions Group Holdings Limited	Investment holding company	Cayman Island	100	100

Held by Subsidiary
Environmental Solutions Asia Holdings Limited	Investment holding company	British Virgin Islands	100	100

Environmental Solutions (Asia) Pte. Ltd.	Waste management and recycling of industrial wastes	Singapore	100	100

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